Mail Stop 6010
Via Facsimile and U.S. Mail

September 8, 2006

Mr. Aldo C. Zucaro
Chairman, Chief Executive Officer and President
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

Re: Old Republic International Corporation
Form 10-K for fiscal year ended December 31, 2005
File No. 001-10607

Dear Mr. Zucaro:

We have reviewed your July 7, 2006 response to our May 25, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 7 – Management Analysis of Financial Condition and Results of Operations, page 23

1. Please refer to prior comment six. In your response you state that "management believes that using a 5% potential range of reserve development provides a reasonable benchmark for a sensitivity analysis of the Company's reserves as of December 31, 2005." In disclosure-type format please clarify whether this sensitivity analysis of +/- 5% is reasonably likely and provide an expanded discussion of your basis for concluding that it is reasonably likely that ultimate loss development could develop unfavorably when you have released redundant reserves in each year since 1995. If this sensitivity analysis is not reasonably likely, please provide a measure in disclosure-type format that represents a reasonably likely outcome consistent with our interpretative guidance regarding

critical accounting estimates disclosure in Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Executive Summary

Cash, Invested Assets, and Shareholder's Equity, page 26

2. Please refer to prior comment seven.

- As it relates to the non-GAAP per share measures other than "cash and invested assets," you assert in your response that disclosure exists in your filing explaining why these per share amounts provide useful information to investors regarding your financial condition and results of operations and the purposes for which management uses these non-GAAP measures. However, we continue to believe that your disclosure does not appear to be responsive to Item 10(e) of Regulation S-K. Please remove these measures or provide us expanded discussion in disclosure-type format that explains why these non-GAAP measures provide useful information to investors and the purposes for which you use them.
- Regarding the per share amount of "cash and invested assets," it is not clear from your response how your presentation complies with Item 10(e) of Regulation S-K. Per share amounts for "cash and invested assets" appear to be a liquidity measure, which is prohibited by ASR 142. Also, refer to the Answer to Question 11 of our "Frequently Asked Questions Regarding Use of Non-GAAP Financial Measure." Please remove this liquidity per share measure.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant